Incorporation of Shinhan Private Equity Fund II into Shinhan Financial Group

On Aug. 11, 2008, Shinhan Private Equity, our wholly owned private equity subsidiary, injected KRW 4.6 billion to establish Shinhan Private Equity Fund II for which Shinhan Private Equity will serve as a general manager. Shinhan Private Equity Fund II is anticipated to have additional commitments to amount KRW 460 billion, of which Shinhan Private Equity has agreed to contribute KRW 10 billion in total.

Shinhan Private Equity Fund II is a private equity fund established by Shinhan Private Equity pursuant to the Indirect Investment Asset Management Business Act of Korea. Its purpose is to invest in buyout businesses and portfolio investment funds and to distribute those earnings accordingly.